

December 22, 2015

Mail Stop 4720

<u>Via E-mail</u>
Mr. Mark A. Turner
Chief Executive Officer
WSFS Financial Corporation
500 Delaware Avenue
Wilmington, Delaware 19801

      Re: **WSFS Financial Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed March 16, 2015
            Form 10-Q for the Fiscal Period Ended September 30, 2015
            Filed November 6, 2015
            File No. 001-35638

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Note 16. Stock-Based Compensation, page 100</u>

1. We note you disclose on page 100 that you use the simplified method provided for in Staff Accounting Bulletin Topic 14.D.2 to estimate expected term of options. Please specify whether you use this method for all three Stock Option / Incentive Plans identified (1997, 2005, and 2013), and please describe the reason for using this method in each case. Tell us how you determined whether you have sufficient historical option exercise experience.

Form 10-Q for the Fiscal Period Ended September 30, 2015

Note 13. Indemnifications and Guarantees, page 41

2. We note that you have changed the accounting guidance referenced for both your secondary market loan sales and swap guarantees from ASC 450, which is referenced on page 104 of your 2014 Form 10-K, to ASC 815, as disclosed here on page 41. Please address the following:

- Tell us how you considered this change in the context of ASC 250.

- Please clarify whether this change reflects any substantive changes to your accounting treatment of these items, their terms, or the structure of the transactions.

- Clearly disclose how you accounted for the change, and quantify the impact of the change.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Cara Lubit at (202) 551-5909 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or Erin Martin at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn

                                        Kevin W. Vaughn
                                        Accounting Branch Chief
                                        Office of Financial Services